# VULCAN SOCIAL ENTERPRISE COMPANY LIMITED

## US GAAP FINANCIAL STATEMENTS

[unaudited]

Fiscal years 2020 and 2021

# Consolidated Statements of Operations

The Summary US GAAP Financial Statements
*from the 2020 financial year until the 1st Quarter of 2022*

| *Currency: USD* | **Dec 31,** 2020 | **Dec 31,** 2021 | **Mar 31,** 2022 |
|---|---|---|---|
| Net service and field option sales | 15,553.0 | 30,825.0 | 22,036.0 |
| Total net sales | 15,553.0 | 30,825.0 | 22,036.0 |
| Total cost of sales | (54,403.0) | (18,417.0) | (20,617.0) |
| Gross profit | (38,850.0) | 12,408.0 | 1,419.0 |
| Research and development costs | | | |
| Selling, general and administrative costs | (45,942.0) | (63,313.0) | (30,950.0) |
| Income from operations | (84,792.0) | (50,905.0) | (29,530.0) |
| Interest and other, net | (187.0) | (264.0) | (1,692.0) |
| Income before income taxes | (84,979.0) | (51,169.0) | (31,222.0) |
| Benefit from (provision for) income taxes | | | |
| Income after income taxes | (84,979.0) | (51,169.0) | (31,222.0) |
| Profit (loss) related to equity method investments | | | |
| Net income | (84,979.0) | (51,169.0) | (31,222.0) |

# Consolidated Balance Sheets

The Summary US GAAP Financial Statements
*from the 2020 financial year until the 1st Quarter of 2022*

| *Currency: USD* | **Dec 31,** 2020 | **Dec 31,** 2021 | **Mar 31,** 2022 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash and cash equivalents | 31,656.0 | 2,790.0 | 9,455.0 |
| Short-term investments | | | 3,085.0 |
| Accounts receivable, net | 9,049.0 | 14,169.0 | 23,898.0 |
| Finance receivables, net | | | |
| Current tax assets | | | |
| Contract assets | | | |
| Inventories, net | | 35,495.0 | 32,163.0 |
| Other assets | 969.0 | 9,393.0 | 7,234.0 |
| Total current assets | 41,674.0 | 61,848.0 | 75,835.0 |
| Finance receivables, net | | | |
| Deferred tax assets | | | |
| Other assets | | | |
| Equity method investments | | | |
| Goodwill | | | |
| Other intangible assets, net | | | |
| Property, plant and equipment, net | 2,150.0 | 1,763.0 | |
| Right-of-use assets - Operating | | | |
| Right-of-use assets - Finance | | — | — |
| Total non-current assets | 2,150.0 | 1,763.0 | — |
| Total assets | 43,824.0 | 63,611.0 | 75,835.0 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Total current liabilities | 18,878.0 | 89,883.0 | 133,329.0 |
| Long-term debt | | | |
| Deferred and other tax liabilities | 660.0 | | |
| Contract liabilities | | | |
| Accrued and other liabilities | | | |
| Total non-current liabilities | 660.0 | — | — |
| Total liabilities | 19,538.0 | 89,883.0 | 133,329.0 |
| Total shareholders' equity | 24,286.0 | (26,272.0) | (57,494.0) |
| Total liabilities and shareholders' equity | 43,824.0 | 63,611.0 | 75,835.0 |

# Consolidated Statements of Cash Flows

The Summary US GAAP Financial Statements

*from the 2020 financial year until the 1st Quarter of 2022*

| | **Dec 31,** 2020 | **Dec 31,** 2021 | **Mar 31,** 2022 |
|---|---|---|---|
| ***Currency: USD*** | | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | (84,979.0) | (51,168.5) | (31,221.6) |
| Adjustments to reconcile net income to net cash flows from operating activities: | | | |
| Depreciation and amortization | (430.0) | (430.0) | |
| Impairment | | | |
| Loss on disposal of property, plant and equipment | | | 1,763.2 |
| Share-based payments | | | |
| Allowance for obsolete inventory | | | |
| Deferred income taxes | | | |
| Equity method investments | | | |
| Changes in assets and liabilities | (6,427.0) | 22,733.0 | (14,384.0) |
| Net cash provided by (used in) operating activities | (91,836.0) | (28,866.0) | (43,842.0) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Purchase of property, plant and equipment | (2,580.0) | | |
| Purchase of intangible assets | | | |
| Purchase of short-term investments | | | |
| Maturity of short-term investments | 4,944.0 | | (3,085.1) |
| Cash from (used for) derivative financial instruments | | | |
| Loans issued and other investments | | | |
| Repayment on loans | | — | — |
| Net cash provided by (used in) investing activities | 2,364.0 | | (3,085.1) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Dividend paid | | — | — |
| Purchase of shares | 2,691.0 | | |
| Net proceeds from issuance of shares | 116,097.0 | | 53,592.0 |
| Repayment of debt | | | |
| Tax benefit from share-based payments | | — | — |
| Net cash provided by (used in) financing activities | 118,788.0 | | 53,592.0 |
| Net cash flows | 29,316.0 | (28,866.0) | 6,665.0 |
| Effect of changes in exchange rates on cash | | | |
| Net increase (decrease) in cash and cash equivalents | 29,316.0 | (28,866.0) | 6,665.0 |
| Cash and cash equivalents at beginning of the period | 2,340.0 | 31,656.0 | 2,790.0 |
| Cash and cash equivalents at end of the period | 31,656.0 | 2,790.0 | 9,455.0 |

# VULCAN AUGMETICS
## Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | **Additional Paid In Capital** | **Retained Earnings (Accumulated Deficit)** | Total |
| **BEGINNING BALANCE: JUL 2018 (INCEPTION)** | | | | | | | |
| Contributions | $ 83,698 | $ 25,000 | $ 16,302 | $ 165,000 | $ 240,000 | | $ 430,000 |
| Other Comprehensive Gain/Loss | | | | | | | |
| Net Income | | | | | | $ (167,370) | $ (167,370) |
| **ENDING BALANCE JUL 31 2022** | $ 83,698 | $ 25,000 | $ 16,302 | $ 165,000 | $ 240,000 | | $ 262,630 |

## Statements of Footnotes

The Statements of Footnotes

*from the 2020 financial year until the 1st Quarter of 2022*

1. ORGANIZATION AND PURPOSE

Vulcan Social Enterprise Company Limited (the “Company”), is a Singapore-based corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.